

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 26, 2017

<u>Via E-mail</u>
Andrew Rooke
Chief Executive Officer
A.S.V., LLC
840 Lily Lane
Grand Rapids, Minnesota 55744

> **Re: A.S.V., LLC**
> **Draft Registration Statement on Form S-1**
> **Submitted December 30, 2016**
> **CIK No. 0001690881**

Dear Mr. Rooke:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please confirm that the conversion of the LLC to a corporation will occur prior to effectiveness.

Industry and Market Data, page ii

2. Please tell us whether you commissioned any of the industry and market data presented in your document.

Implications of Being an Emerging Growth Company, page ii

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Use of Proceeds, page 5

4.   We note your disclosure in this section and on page 29 concerning future acquisitions. Tell us, with a view to disclosure, whether you currently have agreements or commitments relating to any material acquisitions. Also, tell us if you are currently involved in any negotiations regarding material acquisitions and the status of such negotiations.

5.   Please expand the disclosure that your credit agreement requires that you use 40% of the net proceeds from this offering to pay down amounts outstanding under the credit agreement to disclose the amounts outstanding under the agreement as of the most recent practicable date.

We may not be able to adequately protect our intellectual property, page 10

6.   Please disclose, if material, the percentage of your revenue concerning the key patent related to your Posi-Truck undercarriage and suspension that expires in 2023.

Capitalization, page 31

7.   Please revise to include a pro forma column that reflects the pro forma adjustments and a separate pro forma as adjusted column that reflects the offering proceeds. Each of the pro forma adjustments should be separately discussed and quantified.

Selected Historical and Pro Forma Financial Data, page 35

8.   We note that the pro forma amounts in the table on page 35 appear to combine several adjustments. Please revise to separately quantify and discuss each pro forma adjustment, including a discussion of how the amounts were determined and any significant assumptions. Please also explain to us how the material agreements discussed on page 93 through 95 are reflected in the pro forma adjustments. We refer you to the guidance in Rule 11-02 of Regulation S-X.

Our Debt, page 49

9.   We note the discussion on page 52 that subject to certain exceptions you are subject to certain prepayment premiums or fees on your debt. We also note your discussion in Use

of Proceeds on page 29 that you will use proceeds from the offering to pay down amounts outstanding under the credit agreement. Please tell us the amount of any prepayment premiums or fees that you expect to pay and whether these fees are reflected in your Capitalization table on page 31.

Customers and Distributions, page 65

10.   Please make the geographic distribution of dealer locations shown on page 66 more legible.

Management, page 73

11.   Please revise the disclosure on page 74 to disclose when Mr. DiBiagio joined your company.

Principal and Selling Stockholders, page 97

12.   Please expand the disclosure in this section regarding selling stockholders that acquired securities from you or any predecessor or affiliate in the past three years to disclose the material terms of that transaction, including the date of the transaction, the nature and amount of consideration, and when that consideration was paid.

Underwriting, page 108

13.   Please provide more specific information regarding the past relationships with the underwriters mentioned in the second full paragraph on page 111.

14.   Please provide the disclosure required by Item 505(a) of Regulation S-K.

Where you can find more information, page 114

15.   We note your reference to proxy statements in the second paragraph. Please tell us when you plan to register a class of your securities per Section 12 of the Exchange Act.

Financial Statements for the Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm, page F-20

16.   Please amend your filing to include a report from your independent registered public accounting firm indicating that the firm conducted its audits in accordance with the "standards of the Public Company Accounting Oversight Board (United States)."The reference in the report on page F-20 to the "auditing" standards of the Public Company Accounting Oversight Board (United States) is not consistent with the requirements of paragraph 8.d. of PCAOB AS 3101.

Notes to the Financial Statements, page F-25

General

17.   Please revise your filing to provide the entity-wide disclosures required by ASC 280-10-50-41 and 42 related to information by geographic area and major customers.

Revenue Recognition, pages F-8 and F-28

18.   We note from your disclosure that under certain contracts with your dealers title passes when the units are completed even though they have not been shipped to the dealer. You also disclose that the units are segregated from your inventory and identified as belonging to the dealer, and the dealer is notified that the units are complete and wait pick up or delivery as specified by the dealer before income is recognized. You also indicate that the dealer has economic ownership and control over the product but you insure any custodial risk that you may retain. Please explain to us how you considered the guidance in ASC 605 and SAB Topic 13.A.3 related to bill and hold arrangements. Please also explain the nature of the custodial risk you retain, when risk of ownership is passed to the buyer and how revenue recognition is impacted by this custodial risk.

Acquisition, page F-30

19.   We note your reference to "push accounting." Please revise to more accurately describe the company's accounting as pushdown accounting in accordance with ASC 805-50-25, if true.

20.   Please explain to us in further detail how you calculated the non-controlling interest in ASV as part of the acquisition.

Note 12. Litigation and Contingencies, page F-39

21.   We note your disclosure that the company is insured for product liability, general liability, workers' compensation, employer's liability, property damage and other insurable risk required by law or contract, with retained liability or deductibles. We also note your disclosure on pages 15, 56, and 71 that prior to or upon the consummation of this offering, [you] expect to be self-insured, up to certain limits, for product liability exposures, as well as for certain exposures related to general, workers' compensation and automobile liability and insurance coverage will be obtained for catastrophic losses as well as those risks required to be insured by law or contract. Please tell us more about your insurance coverages before and after consummation of this transaction, including your determination of any related accruals necessary for changes in insurance coverage.

Undertakings, page II-3

22.   Please provide the undertakings required by Item 512(a)(6) of Regulation S-K.

Exhibits

23.   We note your disclosure on page 73 about persons you expect to serve as directors upon completion of this offering and that you expect director nominees will become directors prior to or upon consummation of this offering. Please file the consents required by Rule 438.

24.   Please file as an exhibit the agreement mentioned in the first paragraph on page 94.

Signatures

25.   When you file your registration statement, please ensure that you indicate clearly below the second paragraph of text required on the Signatures page who signed the registration statement in the capacity of director so that it is clear that the document has been signed all persons required per Instruction 1 to the Signatures page of Form S-1.

        You may contact Julie Sherman at 202-551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

                                        Sincerely,

                                        /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: Todd M. Kaye